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                                                               EXHIBIT (A)(1)(V)
                           OFFER TO PURCHASE FOR CASH
                                       BY

                             POLYMEDICA CORPORATION
                                       OF
                   UP TO 4,878,048 SHARES OF ITS COMMON STOCK

                (INCLUDING THE ASSOCIATED STOCK PURCHASE RIGHTS)

   AT A PURCHASE PRICE NOT GREATER THAN $34.50 NOR LESS THAN $30.75 PER SHARE

 THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
   MIDNIGHT, NEW YORK CITY TIME, ON JUNE 23, 2005, UNLESS THE TENDER OFFER IS
                                   EXTENDED.

                                                                    May 26, 2005

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

     We have been appointed by PolyMedica Corporation, a Massachusetts corporation ("PolyMedica"), to act as Dealer Manager in connection with its offer to purchase for cash up to 4,878,048 shares of its common stock $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 (the "Shares"), at a price, net to the seller in cash (subject to applicable withholding of United States Federal, state and local taxes), without interest, not greater than $34.50 nor less than $30.75 per Share, specified by such shareholders, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the "Offer"). Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

     PolyMedica will determine a single per Share price, not greater than $34.50 nor less than $30.75 per Share, that it will pay for the Shares properly tendered and not properly withdrawn pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering shareholders. PolyMedica will select the lowest purchase price that will allow it to purchase Shares with an aggregate purchase price of $150 million (or, if there are not sufficient Shares that are properly tendered and not properly withdrawn that would yield an aggregate purchase price of $150 million, then all Shares tendered will be purchased at the highest price specified by the tendering shareholders). PolyMedica will purchase all Shares validly tendered at prices at or below the purchase price and not withdrawn upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the provisions relating to "odd lot" tenders, proration and conditional tender described in the Offer to Purchase.

     Shares tendered at prices in excess of the purchase price and Shares not purchased because of proration or conditional tenders will be returned, at PolyMedica's expense, to the shareholders who tendered such Shares promptly after the Expiration Date (as defined in the Offer to Purchase). As described in the Offer to Purchase, in addition to the 4,878,048 Shares subject to the Offer, PolyMedica may exercise its right to purchase up to an additional 2% of its outstanding Shares without extending the Offer, subject to applicable legal requirements. See Section 1 of the Offer to Purchase.
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     Enclosed with this letter are copies of the following documents:

     1. Offer to Purchase dated May 26, 2005;

     2. Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients;

     3. A form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

     4. Notice of Guaranteed Delivery with respect to Shares; and

     5. Letter to shareholders from the President and Chief Executive Officer of PolyMedica.

CERTAIN CONDITIONS TO THE OFFER ARE DESCRIBED IN SECTION 7 OF THE OFFER TO PURCHASE.

     WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 23, 2005, UNLESS THE OFFER IS EXTENDED.

     In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for (or a timely book-entry confirmation (as defined in the Offer to Purchase) with respect to) such Shares, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures set forth in Section 3 of the Offer to Purchase, an agent's message (as defined in the Offer to Purchase), and (3) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending on when certificates for Shares or book-entry confirmations with respect to Shares are actually received by the depositary. Under no circumstances will interest be paid on the purchase price of the Shares regardless of any extension of, or amendment to, the offer or any delay in paying for such Shares.

     PolyMedica will not pay any fees or commissions to any broker or dealer or other person (other than the Dealer Manager, Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. However, PolyMedica will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. PolyMedica will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to instruction 7 of the Letter of Transmittal.

     Questions and requests for additional copies of the enclosed material may be directed to the Information Agent at its address and telephone number set forth on the back cover of the Offer to Purchase.

                                         Very truly yours,

                                         Morgan Stanley & Co.
                                         Incorporated

     NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF POLYMEDICA, THE DEPOSITARY, THE DEALER MANAGER, THE INFORMATION AGENT OR ANY AFFILIATE OF ANY OF THEM OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

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